350 EAST LAS OLAS BOULEVARD LAS OLAS CENTRE II, SUITE 1150 P.O. BOX 30310 FORT LAUDERDALE, FL 33303-0310 954.759.2760 DIRECT 954.462.4150 MAIN 954.462.4260 FAX cgage@ralaw.com www.ralaw.com

February 9, 2012

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-3628

Attention:	Justin Dobbie
Legal Branch Chief

Re:	Brick Top Productions, Inc. Registration Statement on Form S-1 Filed August 5, 2011 File No. 333-176093

Dear Mr. Dobbie:

The purpose of this letter is to provide the Company’s responses to the January 23, 2012 Comment Letter (the “Comment Letter”) to Alexander Bafer, Chief Executive Officer of Brick Top Productions, Inc. (the “Company”, “we”, “our” or “us”).  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s response.

Registration Statement Cover Page

COMMENT 1.

We note your response to our prior comment 1.  Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a).

Response:

We have revised the Registration Statement Cover Page to state that the registration fee has been calculated in accordance with Rule 457(a).

COMMENT 2.

We note your response to our prior comment 2.  We note on page II-3 that you issued shares in several private placements at $1.00 per share and that the selling shareholders are initially offering your securities at $1.00 per share.  Please explain how $1.00 per share constitutes a bona fide estimate of the maximum price per share.  Your explanation should address the fact, as appropriate, that the $1.00 per share price was the original price paid by certain of the selling shareholders and that this prohibits them from making any profit on sales unless and until there is an active trading market.  This particular fact suggests that $1.00 per share is not a bona fide estimate of the maximum offering price.  Alternatively, increase the fixed price to a bona fide estimate and pay any additional filing fee.

Response:

We have revised Registration Statement Cover Page and the Prospectus to increase the fixed price to our bona fide estimate of $1.25 per share and have paid the required additional filing fee associated therewith.

Prospectus Summary

Our Company, page 1

COMMENT 3.

Please revise to state, as indicated on page 13, that you “will need to raise additional capital to implement [y]our current business plan.”

Response:

We have revised the section “Our Company” to state that we will need to raise additional capital to implement our current business plan.

NEW YORK	CLEVELAND	TOLEDO	AKRON	COLUMBUS	CINCINNATI
WASHINGTON, D.C	TALLAHASSEE	ORLANDO	FORT MYERS	NAPLES	FORT LAUDERDALE

United States Securities and Exchange Commission

Justin Dobbie

February 9, 2012

The Offering, page 2

COMMENT 4.

We note your response to our prior comment 6.  Please revise to indicate that this is the aggregate market value of your common stock that is suggested by the offering price you have chosen.

Response:

We have revised the section “The Offering” to indicate that this is the aggregate market value of our common stock that is suggested by the offering price we have chosen.

Risk Factors, page 3

We need additional capital to develop our business, page 4

COMMENT 5.

We note your response to our prior comment 13.  Please revise to separately quantify your expenses including your executive salary, accounting, and legal expenses.

Response:

We have revised the above referenced risk factor to separately quantify our expenses, including our executive salary, accounting, and legal expenses.

Having only two directors limits our ability to establish effective independent corporate governance, page 5

COMMENT 6.

Please revise to reflect the fact that you have one director.

Response:

We have revised the above referenced risk factor to reflect the fact that we have one director.

Our sole employee is also our sole director, and therefore has the ability to set his own compensation, page 6

COMMENT 7.

Please revise this risk factor to discuss Mr. Bafer’s employment agreement and the amount of his accrued compensation to date.

Response:

We have revised the above referenced risk factor to discuss Mr. Bafer’s employment agreement and the amount of his accrued compensation to date.

Any trading market that may develop may be restricted by virtue of state securities “Blue Sky” laws, page 8

COMMENT 8.

We note your response to our prior comment 17.  Please revise to disclose the “states that do not offer manual exemptions and require shares to be qualified before they can be resold by [y]our shareholders.”

Response:

We have revised the above referenced risk factor to disclose that, in an effort to control costs, we have yet to undertake a review of the states that do not offer manual exemptions and require shares to be qualified before they can be resold by our shareholders.

COMMENT 9.

We note your response to our prior comment 18.  It is not clear to us how the Plan of Distribution section directly relates to this risk factor, so it is unclear to us why you are referring investors to that section.  Please revise or advise.

Response:

We have revised the above referenced risk factor to delete the cross reference to the Plan of Distribution section.

Description of business, page 13

COMMENT 10.

We note your response to our prior comment 21.  Please revise to discuss the costs and timelines related to acquiring the rights to the screenplay Bless Me Father, acquiring the rights to the film The Search for One-eye Jimmy, financing, producing and contracting the distribution of television and film projects, and hiring a show runner and selling The Doorman to a television network.  Please revise to discuss the timeline for your smart phone application.  Please also state when you expect to generate revenue with respect to each of these projects.  Additionally please include a brief summary of your budget and timeframe in the Prospectus Summary.

United States Securities and Exchange Commission

Justin Dobbie

February 9, 2012

Response:

We have revised the section “Description of Business” as follows: (i) to discuss the costs and timelines related to (a) acquiring the rights to the screenplay Bless Me Father, (b) financing, producing and contracting the distribution of television and film projects, and (c) hiring a show runner and selling The Doorman to a television network; (ii) to discuss the timeline for our smart phone application; (iii) to state when we expect to generate revenue with respect to these projects; and (iv) to include a brief summary of our budget and timeframe in the Prospectus Summary.  We have deleted all references to The Search for One-eye Jimmy.

Introduction, page 13

COMMENT 11.

Please revise your reference to “The Search for One-eye Jimmy” in the third paragraph to clarify that the film has been released on VHS and is scheduled for DVD and Blu-ray release in March 2012, or please advise.  Additionally, please state the extent to which you are directly involved with the planned DVD and Blu-ray release.

Response:

We have revised the section “Introduction” to delete all references to The Search for One-eye Jimmy.

COMMENT 12.

We note your response to our prior comment 24.  Please clarify what distribution plans you have other than pre-selling international distribution rights, as you discuss in the fourth paragraph.  If you have no other distribution plans, please revise throughout the prospectus to clarify that point.

Response:

We have revised the section “Introduction” to clarify that we will also attempt to secure domestic distribution of our film projects, but only after we are able to secure international distribution.

COMMENT 13.

Please revise to further explain the “matrix” in the fourth paragraph.  Disclose what body determines the pricing shown in the matrix and how rigidly it is followed.  Explain for example whether the pricing is strictly followed or represents a set of guidelines that is a mere starting point for negotiations.

Response:

We have revised the section “Introduction” to further explain (i) the “matrix” in the fourth paragraph; (ii) to clarify that there is no “body” that determines the pricing shown in the matrix, and (iii) to explain that the pricing set forth in the “matrix” represents a set of guidelines that is a mere starting point for negotiations.

The Initial Project – “The Doorman,” page 14

COMMENT 14.

We note that you do not address selling the international distribution rights for The Doorman.  It appears from the fourth paragraph of the “introduction” section that this is an important part of your business plan.  Please revise to clarify.

Response:

We have revised the section “The Initial Project – The Doorman” to clarify that selling international distribution rights is a strategy applicable only to full length feature films, not television projects such as The Doorman.

COMMENT 15.

We note that you completed the process of developing the screenplay into a television pilot in September 2010.  Given the passage of time since completion, please revise to explain how long you believe the pilot you completed will be marketable to television networks. Please also disclose how long it typically takes from the time the pilot is completed to enter into an agreement with a network.

Response:

We have revised the section “The Initial Project – The Doorman” to explain how long we believe the pilot will be marketable to television networks and to disclose how long it typically takes from the time the pilot is complete to enter into an agreement with a network.

United States Securities and Exchange Commission

Justin Dobbie

February 9, 2012

Investment Structure, page 15

COMMENT 16.

We note your response to our prior comment 34; however, your revision was made to the third rather than to the second paragraph.  Please re-include the previously deleted sentence in the paragraph three.  We reiterate our prior comment pertaining to the second paragraph modified as follows:  See the second sentence of the second paragraph.  Please reconcile the disclosure that you received a 60% interest in York Productions at a total cost of $250,000 with that in Note 1 to the audited financial statements that you acquired your 60% interests for $75,000.

Response:

We have revised the section “Investment Structure” to re-include the previously deleted sentence in paragraph three, and to change $250,000 to $75,000 in paragraph two.

Properties, page 15

COMMENT 17.

You state here that you are currently paying $1,107 per month in rent.  Please reconcile that statement with the disclosure on page 4 that you are paying office rent of $207 per month.

Response:

We have revised the Registration Statement to accurately reflect that we pay $1,107 per month in office rent.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations for Year Ended December 31, 2010 compared to the year Ended December 31, 2009, page 17

COMMENT 18.

We have reviewed your response to our prior comment 50 and note your MD&A revisions made in response to our prior comment 36.  In the narrative discussion of the Option Agreement, please expand to clarify that it was entered into in April 2009 and that, although it did not expire until September 2010, you chose in fiscal year 2009 to terminate your right to exercise the option and consequently wrote off the $189,000 via the recording of $99,000 in bad debt expense and the reclassification of the remaining $90,000 as a deposit receivable as of December 31, 2009.  Please disclose whether you and Jonathan Christopher, LLC had re-negotiated during fiscal year 2009 a refund payment of only $90,000 given that $189,000 was to be refunded in the event of non-exercise.  Please disclose that the deposit receivable was repaid in fiscal year 2010.  Also, please update the disclosure in Note 4 to the audited financial statements at page F-12 to include these requested revisions.

Response:

We have revised the section “Results of Operations for the Year Ended December 31, 2010 to the year Ended December 31, 2009” to clarify that the Option in question was entered into in April 2009 and that, although it did not expire until September 2010, we chose in fiscal year 2009 to terminate our right to exercise the option and consequently wrote off the $189,000 via the recording of $99,000 in bad debt expense and the reclassification of the remaining $90,000 as a deposit receivable as of December 31, 2009.  Further, we disclosed that we and Jonathan Christopher, LLC re-negotiated during fiscal year 2009 a refund payment of only $90,000, and that the deposit receivable was repaid in fiscal year 2010.  Also, we updated the disclosure in Note 4 to the audited financial statements at page F-12 to include the foregoing revisions.

Executive Compensation, page 19

COMMENT 19.

Please revise to include disclosure for the fiscal year ended December 31, 2011.

Response:

We have revised the section “Executive Compensation” to include disclosure for the fiscal year ended December 31, 2011.

United States Securities and Exchange Commission

Justin Dobbie

February 9, 2012

Employment Agreements, page 20

COMMENT 20.

We note your response to our prior comment 40.  Please disclose the amount of compensation, including base salary and bonus, you have paid to each of your named executive officers to date in 2012.  Additionally please revise your disclosure in the “Liquidity and Capital Resources” section to specifically address how you intend to meet your obligations under these employment agreements given your current financial condition and access to capital.

Response:

We have revised the section “Employment Agreements” to disclose the amount of compensation, including base salary and bonus, we have paid to each of our named executive officers to date in 2012, and have revised the section “Liquidity and Capital Resources” to specifically address how we intend to meet our obligations under the employment agreement with Mr. Bafer given our current financial condition and access to capital.

Financial Statements

Audited Year Ended December 31, 2010

Statements of Cash Flows, page F-6

COMMENT 21.

Please revise the amounts on the line item Net Loss to represent the consolidated net loss of the Company before non-controlling interest.  This comment is also applicable to the September 20, 2011 interim statements of cash flows at page F-18.  You current disclosure reflects Net Loss after non-controlling interests.

Response:

We have revised the amounts on the line item Net Loss to represent the consolidated net loss of the Company before non-controlling interest.  We have carried the foregoing revision through to the September 20, 2011 interim statements of cash flows at page F-18.

Note 3. Going Concern, page F-12

COMMENT 22.

In the first paragraph, please revise the amounts pertaining to cash used in operations to agree with the revised amounts shown in the statements of cash flows at page F-6.

Response:

We have revised Note 3. Going Concern.

Note 4. Option Agreement, page F-12

COMMENT 23.

Please revise the last sentence to indicate as of December 31, 2009, rather than 2010, if true.

Response:

We have revised Note 4. to indicate as of December 31, 2009, rather than 2010.

Interim Period Ended September 30, 2011

Stockholders’ Equity (Deficit), page F-17

COMMENT 24.

See the fiscal year 2010 line item for the issuance of 208,500 common shares.  Please revise the APIC and Total Equity amounts to be $173,450 and $173,471, respectively.

Response:

We have revised APIC and Total Equity amounts in the Stockholders’ Equity (Deficit) table to $173,450 and $173,471 respectively.

United States Securities and Exchange Commission

Justin Dobbie

February 9, 2012

Age of Financial Statements

COMMENT 25.

Please continue to consider the financial statement updating requirements set forth in rule 8-08 of Regulation S-X

Response:

We continue to consider the financial statement updating requirements set forth in rule 8-08 of Regulation S-X.

Accountants’ Consent

COMMENT 26.

Amendments should contain a currently dated accountants’ consent.  Manually signed consents should be kept on file for five years.  Reference is made to Rule 402 of Regulation C.

Response:

We have included in our Amendment No. 2 to S-1/A a currently dated accountants’ consent.

COMMENT 27.

Please revise the first sentence to clarify that the audit report is August 5 2011, rather than July, 2011.

Response:

The first sentence of the Accountants’ Consent included with the filing clarifies that the audit report is August 5, 2011, rather than July, 2011.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

Clint J. Gage

CJG/dcb

cc:

Alex Bafer, CEO, Brick Top Productions, Inc.